SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated April 26, 2007, entitled “SMIC Reports Results for the Three Months Ended March 31, 2007.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: April 27, 2007

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated April 26, 2007, entitled “SMIC Reports Results for the Three Months Ended March 31, 2007.”

Exhibit 99.1

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED March 31, 2007

•    Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended March 31, 2007. Sales increased 1.2% in the first quarter of 2007 to $388.3 million from $383.8 million in the fourth quarter of 2006. The Company reported a decrease in capacity to 177,150 8-inch equivalent wafers per month and a utilization rate of 86.2% in the first quarter of 2007. Gross margins were 9.5% in the first quarter of 2007 compared to 5.1% in the fourth quarter of 2006. Net income of $8.8 million in the first quarter of 2007, compared to a net loss of $9.6 million in the first quarter of 2006 and a net income of $0.1 million in the fourth quarter of 2006..

•    Set out below is a copy of the full text of the press release made by the Company on April 26, 2007 in relation to its results for the three months ended March 31, 2007.

•    This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as the Company made the press release, reproduced below, on April 26, 2007.

Set out below is a copy of the full text of the press release by the Company on April 26, 2007 in relation to its results for the three months ended March 31, 2007.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

Overview:

• Sales increased to $388.3 million in 1Q07, up 10.6% from 1Q06 and up 1.2% sequentially.

• Gross margins of 9.5% in 1Q07 from 5.1% in 4Q06.

• Net income of $8.8 million in 1Q07, compared to a net loss of $9.6 million in 1Q06 and net income of $0.1 million in the previous quarter.

Shanghai, China – April 26, 2007. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended March 31, 2007. Sales increased 1.2% in the first quarter of 2007 to $388.3 million from $383.8 million in the fourth quarter of 2006. The Company reported a decrease in capacity to 177,150 8-inch equivalent wafers per month and a utilization rate of 86.2% in the first quarter of 2007. Gross margins were 9.5% in the first quarter of 2007 compared to 5.1% in the fourth quarter of 2006. Net income of $8.8 million in the first quarter of 2007, compared to a net loss of $9.6 million in the first quarter of 2006 and a net income of $0.1 million in the fourth quarter of 2006.

“SMIC posted quarterly revenues of $388.3 million dollars during the first quarter of 2007,” said Dr. Richard Chang, Chief Executive Officer of SMIC. “Gross profit increased to $36.9 million in 1Q07 up 89.7% QoQ from $19.5 million in 4Q06. Management fees from the Wuhan and Chengdu managed projects contributed to the revenue while demonstrating our ability to continue to grow our business”.

Despite operating in a difficult business environment, SMIC was able to grow its revenues through several channels this quarter. We have seen several orders come back from major customers. During the quarter, we have seen significant growth in orders from the Chinese local design companies, which accounts for 12.8% of the revenue in 1Q07 as compared to 8.8% in 4Q06. We expect continued growth in the business from the Chinese local design companies for the rest of this year.

We will continue to focus on sustainable profitability and strategically identify opportunities to enhance shareholder value in the company. We are currently on track with our technology roadmap with 65nm technology development making good progress.

In the second quarter of 2007, we believe the steady development of advanced technology nodes for leading customers along with additional logic orders and revenue from our peripheral businesses positions SMIC for continual growth in 2007.”

Conference Call/Webcast Announcement

Date: April 27, 2007

Time: 10:00 a.m. Shanghai time

Dial-in numbers and pass code: U.S. 1-617-597-5342 or HK 852-3002-1672 (Pass code: SMIC).

A live webcast of the 2007 first quarter announcement will be available at http://www.smics.com under the “Investor Relations” section. An archived version of the webcast, along with a soft copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

SMIC (NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35mm to 90nm and finer line technologies. Headquartered in Shanghai, China, SMIC operates three 200mm fabs in Shanghai and one in Tianjin, and one 300mm fab in Beijing, the first of its kind in Mainland China. SMIC has customer service and marketing off ices in the U.S., Italy, and Japan as well as a representative off ice in Hong Kong. For additional information, please visit http://www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements concerning material litigation of the Company SMIC’s plans to develop its capabilities, build its China customer base and expand its capacity, anticipated decreases in depreciation expenses, the percentage of total wafer revenue expected to come from 90nm sales, SMIC’s ability to grow and improve profitability in 2007, and statements under “Capex Summary” and “Second Quarter 2007 Guidance” are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F, as amended, filed with the SEC on June 29, 2006, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its registration statement on Form A-1 as filed with the Stock Exchange of Hong Kong (SEHK) on March 8, 2004, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Material Litigation

Overview of TSMC Litigation:

Beginning in December 2003 through August 2004, the Company became subject to several lawsuits brought by Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”) relating to alleged infringement of certain patents and misappropriation of alleged trade secrets relating to methods for conducting semiconductor fab operations and manufacturing integrated circuits.

On January 31, 2005, the Company entered into a settlement agreement, without admission of liability, which provided for the dismissal of all pending legal actions without prejudice between the two companies (the “Settlement Agreement”). The terms of the Settlement Agreement also included:

–	The Company and TSMC agreed to cross-license each other’s patent portfolio for all semiconductor device products, effective from January 2005 through December 2010.

–	TSMC covenanted not to sue the Company for trade secret misappropriation as alleged in TSMC’s legal actions as it related to .15µm and larger processes subject to certain conditions (“TSMC Covenant”). The TSMC Covenant did not cover .13µm and smaller technologies after 6 months following execution of the Settlement Agreement (July, 31, 2005). Excluding the .13µm and smaller technologies, the TSMC Covenant remains in effect indefinitely, terminable upon a breach by the Company.

–	The Company is required to deposit certain Company materials relating to .13µm and smaller technologies into an escrow account until December 31, 2006 or under certain circumstances for a longer period of time.

–	The Company agreed to pay TSMC an aggregate of $175 million in installments of $30 million for each of the first five years and $25 million in the sixth year.

Accounting under the Settlement Agreement:

Current Accounting

In accounting for the Settlement Agreement, the Company determined that there were several components of the Settlement Agreement – settlement of litigation, TSMC covenant, patents licensed by us to TSMC and the use of TSMC’s patent license portfolio both prior and subsequent to the settlement date.

The Company does not believe that the settlement of litigation, TSMC Covenant or patents licensed by us to TSMC qualify as accounting elements. In regard to the settlement of litigation, the Company cites the following:

–	The Settlement Agreement expressly stated that there was no admission of liability by either party;

–	The Settlement Agreement required all parties to bear their own legal costs;

–	There were no damages recited in, or associated with, the Settlement Agreement;

–	There was a provision in the Settlement Agreement for a grace period to resolve any misappropriation issues had they existed;

–	Albeit a complaint had been filed by TSMC on trade secret infringement, TSMC has never identified which trade secrets it claimed were being infringed upon by the Company;

–	The Settlement Agreement was concluded when the litigation process was still at a relatively early stage and the outcome of the litigation was therefore highly uncertain.

The TSMC Covenant does not qualify as a separable asset in accordance with either SFAS 141 or SFAS 142 as TSMC had never specified or identified which trade secrets it claimed were misappropriated, the Company’s belief that TSMC’s alleged trade secrets may be obtained within the marketplace by other legal means and the Company never obtained the legal right to use TSMC’s alleged trade secrets.

In addition, the Company did not attribute any value to the patents licensed to TSMC under the Settlement Agreement due to the limited number of patents held by the Company at the time of the Settlement Agreement.

As a result, the Company determined that only the use of TSMC’s patent license portfolio prior and subsequent to the settlement date were considered elements of an arrangement for accounting purposes. In attributing value to these two elements, the Company first discounted the payment terms of the $175 million settlement amount using an annual 3.4464% interest rate to arrive at a net present value of $158 million. This amount was then allocated to the pre- and post-settlement periods based on relative fair value, as further described below.

Based on this approach, $16.7 million was allocated to the pre-settlement period, reflecting the amount that the Company would have paid for use of the patent license portfolio prior to the date of the Settlement Agreement. The remaining $141.3 million, representing the relative fair value of the licensed patent license portfolio, was recorded on the Company’s consolidated balance sheets as a deferred cost and is being amortized over a six-year period, which represents the life of the licensed patent license portfolio. The amortization of the deferred cost is included as a component of cost of sales in the consolidated statements of operations.

Valuation of Deferred Cost:

The fair value of the patent license portfolio was calculated by applying the estimated royalty rate to the specific revenue generated and expected to be generated from the specific products associated with the patent license portfolio.

The selected royalty rate was based on the review of median and mean royalty rates for the following categories of licensing arrangements:

–	Existing third-party license agreements with SMIC;

–	The analysis of comparable industry royalty rates related to semiconductor chip/integrated circuit (“IC”) related technology; and

–	The analysis of comparable industry royalty rates related to semiconductor fabrication.

On an annualized basis, the amounts allocated to past periods was lower than that allocated to future periods as the Company assumed increases in revenues relating to the specific products associated with the patent license portfolio.

As the total estimated fair value of the patent license portfolio exceeded the present value of the settlement amount, the Company allocated the present value of the settlement amount based on the relative fair value of the amounts calculated prior and subsequent to the settlement date.

Recent TSMC Legal Developments:

On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas) in the Superior Court of the State of California, County of Alameda for alleged breach of the Settlement Agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under the Settlement Agreement.

In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s

0.13 micron or smaller process products. TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products.

The Company has vigorously denied all allegations of misappropriation. Moreover, TSMC has not yet proven, nor produced evidence of, any trade secret misappropriation by the Company. At present, the claims rest as unproven allegations, denied by the Company. The Court has made no finding that TSMC’s claims are valid, nor has it set a trial date.

On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.

In March 2007, the California Court denied TSMC’s motion to enjoin the PRC action. TSMC has appealed this ruling to the

California Court of Appeals.

Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at a very early stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations.

Change of Accounting Estimate

With effect from the first quarter of 2007, the Company has changed the estimated useful life of fab-related machinery and equipment in the computation of annual depreciation. This change has an effect on the Company’s gross profit and gross margin. Previously, we used a five-year straight-line depreciation method. We consider the previous useful life estimate overly conservative in light of the expected economic life of the equipment. We have changed the useful life estimate to a five to seven year range, which is consistent with industry practice and more accurately reflect the economics associated with the ownership of the equipment.

Summary of First Quarter 2007 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	1Q07	4Q06	QoQ	1Q06	YoY
Sales	388,284	383,813	1.2%	351,138
10.6% Cost of sales	351,345	364,339	-3.6%	313,654
12.0% Gross profit	36,940	19,474	89.7%	37,484	–
1.5% Operating expenses	21,722	5,762	277.0%	44,335	-51.0%
Income (Loss) from operations	15,218	13,712	11.0%	(6,852)	–
Other income (expenses), net	(12,187)	(16,468)	-26.0%	(7,806)
56.1% Income tax credit (expense)	5,964	3,002	98.7%	(14)	–
Net income (loss) after income taxes	8,995	246	3,556.5%	(14,671)	–
Minority interest	977	941	3.8%	947	3.2%
Share of loss of affiliate company	(1,212)	(1,044)	16.1%	(1,059)	14.4%
Income (loss) attributable to holders of ordinary shares	8,760	143	6,025.9%	(9,628)	–

Gross margin	9.5%	5.1%		10.7%

Operating margin	3.9%	3.6%		-2.0%
Net income (loss) per ordinary share – basic(1)	0.0005	0.0000		(0.0005)
Net income (loss) per ADS – basic	0.0237	0.0004		(0.0263)
Net income (loss) per ordinary share – diluted(1)	0.0005	0.0000		(0.0005)
Net income (loss) per ADS – diluted	0.0234	0.0004		(0.0263)
Wafers shipped (in 8” wafers)(2)	450,592	424,395	6.2%	388,010	16.1%
Capacity utilization	86.2%	86.6%		94.9%

Note:

(1)	Based on weighted average ordinary shares of 18,451 million (basic) and 18,706 million (diluted) in 1Q07, 18,398 million (basic) and 18,609 million (diluted) in 4Q06 and 18,278 million in 1Q06
(2)	Including copper interconnects

•	Sales increased slightly to $388.3 million in 1Q07, up 1.2% QoQ from $383.8 million in 4Q06 and up 10.6% YoY from $351.1 million in 1Q06.

•	Cost of sales decreased to $351.3 million in 1Q07, down 3.6% QoQ from $364.3 million in 4Q06, primarily due to lower depreciation expense.

•

Amortization of deferred cost associated with TSMC settlement has been reclassified to a component of cost of sales from operating expenses for all periods presented. Such reclassification has reduced the gross margin by 1.5% for 1Q07 and 4Q06.

•	Gross profit increased to $36.9 million in 1Q07, up 89.7% QoQ from $19.5 million in 4Q06 and down 1.5% YoY from $37.5 million in 1Q06.

•	Gross margin increased to 9.5% in 1Q07 from 5.1% in 4Q06 primarily due to higher management service fees and lower depreciation expense.

•	Total operating expenses increased to $21.7 million in 1Q07 from $5.8 million, an increase of 277.0% QoQ, primarily due to lower operating income recorded in 1Q07 from the sale of properties.

•	R&D expenses remained flat in 1Q07.

•	G&A expenses increased to $17.1 million in 1Q07 from $14.6 million in 4Q06 primarily due to an increase in general and administrative costs related to legal fees and tax increases.

•

Selling & marketing expenses decreased to $3.9 million in 1Q07, down 17.7% QoQ from $4.7 million in 4Q06, primarily due to a decrease in engineering material expenses associated with selling activities.

Analysis of Revenues

Sales Analysis

By Application	1Q07	4Q06	3Q06	2Q06	1Q06

Computer	33.0%	36.3%	33.0%	30.6%	36.0%
Communications	41.3%	40.1%	37.1%	46.2%	45.8%
Consumer	18.3%	19.3%	25.2%	18.6%	13.3%
Others	7.4%	4.3%	4.7%	4.6%

4.9% By Device	1Q07	4Q06	3Q06	2Q06	1Q06
Logic (including copper interconnect)	58.2%	57.4%	65.4%	66.6%	62.8%
DRAM	34.7%	38.6%	30.1%	28.8%	32.4%
Other (mask making & probing, etc.)	7.1%	4.0%	4.5%	4.6%

4.8% By Customer Type	1Q07	4Q06	3Q06	2Q06	1Q06
Fabless semiconductor companies	47.1%	36.1%	36.9%	49.8%	41.8%
Integrated device manufacturers (IDM)	43.2%	55.8%	50.4%	41.9%	52.8%
System companies and others	9.7%	8.1%	12.7%	8.3%

5.4% By Geography	1Q07	4Q06	3Q06	2Q06	1Q06
North America	40.6%	36.3%	38.6%	46.7%	43.5%
Asia Pacific (ex. Japan)	24.2%	20.0%	25.4%	20.9%	21.3%
Japan	9.9%	11.3%	7.5%	4.9%	3.3%
Europe	25.2%	32.4%	28.5%	27.5%	31.9%

Wafer Revenue Analysis By Technology (logic, DRAM & copper interconnect only)	1Q07	4Q06	3Q06	2Q06	1Q06
0.09µm	14.4%	14.4%	4.9%	0.9%	–
0.13µm	38.1%	43.0%	41.2%	46.6%	46.6%
0.15µm/0.18mm	37.0%	35.7%	43.3%	42.7%	44.4%
0.25µm	0.7%	1.6%	2.6%	2.0%	1.6%
0.35µm	9.8%	5.3%	8.0%	7.8%	7.4%

By Logic Only(1)	1Q07	4Q06	3Q06	2Q06	1Q06
0.09µm	10.0%	14.7%	4.6%	0.2%	–
0.13µm(2)	17.6%	14.0%	11.1%	22.3%	13.3%
0.15µm/0.18mm	54.8%	59.0%	67.1%	63.0%	72.2%
0.25µm	1.0%	2.8%	4.1%	2.5%	2.3%
0.35µm	16.6%	9.5%	13.1%	12.0%	12.2%

Note:

(1)	Excluding 0.13µm copper interconnects

(2)	Represents revenues generated from manufacturing full flow wafers

Capacity

Fab / (Wafer Size)	1Q07*	4Q06*
Shanghai Mega Fab (8”)(1)	98,000	106,000
Beijing Mega Fab (12”)(2)	57,150	56,250
Tianjin Fab (8”)	22,000	20,000
Total monthly wafer fabrication capacity	177,150	182,250

Note:

*	Wafers per month at the end of the period in 8” wafers

(1)	Shanghai Mega Fab is now comprised of Fab 1, Fab 2, and Fab 3

(2)	Beijing Mega Fab is now comprised of Fab 4, Fab 5, and Fab 6

•	As of the end of 1Q07, monthly capacity decreased to 177,150 8-inch equivalent wafers due to the asset disposal from SMIC to Chengdu Cension.

Shipment and Utilization

8” equivalent wafers	1Q07	4Q06	3Q06	2Q06	1Q06
Wafer shipments including copper interconnects	450,592	424,395	413,985	388,498	388,010

Utilization rate(1)	86.2%	86.6%	84.3%	93.5%	94.9%

Note:

(1)	Capacity utilization based on total wafer out divided by estimated capacity

•

Wafer shipments increased to 450,592 units of 8-inch equivalent wafers in 1Q07 up 6.2% QoQ from 424,395 units of 8-inch equivalent wafers in 4Q06, and up 16.1% YoY from 388,010 8-inch equivalent wafers in 1Q06.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands

	1Q07	4Q06	QoQ	1Q06	YoY
Cost of sales	351,345	364,339	-3.6%	313,654	12.0%
Depreciation	185,707	210,045	-11.6%	189,054	–
1.8% Other manufacturing costs	159,752	148,408	7.6%	118,714	34.6%
Deferred Cost Amortization	5,886	5,886	–	5,886	–
Gross Profit	36,940	19,474	89.7%	37,484	–
1.5% Gross Margin	9.5%	5.1%	–	10.7%	–

•	Cost of sales decreased to $351.3 million in 1Q07, down 3.6 % QoQ from $364.3 million in 4Q06, primarily due to lower depreciation expense.

•

Amortization of deferred cost associated with TSMC settlement has been reclassified to a component of cost of sales from operating expenses for all periods presented. Such reclassification has reduced the gross margin by 1.5% for 1Q07 and 4Q06.

•	Gross profit increased to $36.9 million in 1Q07, up 89.7% QoQ from $19.5 million in 4Q06 and down 1.5% YoY from $37.5 million in 1Q06.

•	Gross margin increased to 9.5% in 1Q07 from 5.1% in 4Q06. This was primarily due to higher management service fees and lower depreciation expense.

Operating Expense Analysis

Amounts in US$ thousands

	1Q07	4Q06	QoQ	1Q06	YoY
Total operating expenses	21,722	5,762	277.0%	44,335	-51.0%
Research and development	21,733	21,913	-0.8%	20,593	5.5%
General and administrative	17,087	14,563	17.3%	11,749
45.4% Selling and marketing	3,893	4,729	-17.7%	5,970	-34.8%
Amortization of intangible assets	6,229	6,291	-1.0%	6,023	3.4%
Income from disposal of properties	(27,221)	(41,734)	-34.8%	1	0.0%

•	Total operating expenses increased to $21.7 million in 1Q07 from $5.8 million, an increase of 277.0% QoQ primarily due to lower operating income from the disposal of properties in 1Q07.

•	R&D expenses remained flat in 1Q07.

•	G&A expenses increased to $17.1 million in 1Q07 from $14.6 million in 4Q06, primarily due to an increase in general and administrative costs related to legal fees and tax increases.

•

Selling & marketing expenses decreased to $3.9 million in 1Q07, down 17.7% QoQ from $4.7 million in 4Q06, primarily due to a decrease in engineering material expenses associated with selling activities.

Other Income (Expenses)

Amounts in US$ thousands

	1Q07	4Q06	QoQ	1Q06	YoY
Other income (expenses)	(12,187)	(16,468)	-26.0%	(7,806)
56.1% Interest income	1,972	3,311	-40.4%	4,595	-57.1%
Interest expense	(15,003)	(14,263)	5.2%	(12,201)
23.0% Other, net	844	(5,516)	–	(200)	–

•

Other non-operating loss of $12.2 million in 1Q07 as compared to a loss of $16.5 million in 4Q06, primarily to foreign exchange gain associated with non-operating activities during the quarter relative to a loss recorded in the previous quarter.

•	Interest income fell to $2.0 million in 1Q07 from $3.3 million in 4Q06 due to lower average cash balance held during the quarter.

•	Interest expenses of $15.0 million in 1Q07, up 5.2% QoQ from $14.3 million in 4Q06.

Liquidity

Amounts in US$ thousands

	1Q07	4Q06
Cash and cash equivalents	341,704	363,620
Short term investments	79,830	57,950
Accounts receivable	288,027	252,185
Inventory	237,619	275,179
Others	128,080	100,732
Total current assets	1,075,260	1,049,666

Accounts payable	237,135	309,129
Short-term borrowings	43,000	71,000
Current portion of long-term debt	170,839	170,797
Others	138,758	126,436
Total current liabilities	589,732	677,362

Cash Ratio	0.6x	0.5x
Quick Ratio	1.2x	1.0x

Current Ratio	1.8x	1.5x

Capital Structure

Amounts in US$ thousands

	1Q07	4Q06
Cash and cash equivalents	341,704	363,620
Short-term investment	79,830	57,951

Current portion of promissory note	29,493	29,242
Promissory note	78,267	77,602

Short-term borrowings	43,000	71,000
Current portion of long-term debt	170,839	170,797
Long-term debt	719,697	719,571
Total debt	933,536	961,368

Net cash	(619,762)	(646,641)

Shareholders’ equity	3,022,697	3,007,420
Total debt to equity ratio	30.9%	32.0%

Cash Flow

Amounts in US$ thousands

	1Q07	4Q06
Net income (loss)	8,760	143
Depreciation & amortization	173,370	245,365
Amortization of acquired intangible assets	6,229	6,291

Net change in cash	(21,916)	(191,706)

Capex Summary

•	Capital expenditures for 1Q07 was $90.9 million.
•	Total planned capital expenditures for 2007 will be approximately $720 million and will be adjusted based on market conditions.

Second Quarter 2007 Guidance

The following statements are forward looking statements which are based on current expectation and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” above.

•	Revenues expected to remain flat from the first quarter.

•	Depreciation and amortization expected to be approximately $185 million to $190 million.

•	Capital expenditures expected to be approximately $450 million to $510 million.

•	Operating expense as a percentage of sales expected to be in the mid-teens.

Recent Highlights and Announcements

•	Announcement of 2006 annual results [2007-4-24]

•	Postponement of meeting of Board of Directors [2007-3-29]

•	SMIC Participates in SEMICON China 2007 [2007-3-21]

•	SMIC and Cascade Microtech Partner to Establish New Mixed-signal RFIC Design Ser vice Lab in Shanghai [2007-3-15]

•	SMIC and Agilent Technologies Joint Establish RFIC Test Lab Shanghai [2007-03-14]

•	SMIC reports results for the Three Months Ended Dec 31th, 2006 [2007-1-31]

•	SMIC(BJ) Passes QC 080000 System Audit [2007-1-9]

•	SMIC Announcement on “Unusual Moment in Trading Volume” [2007-1-3]

Please visit SMIC’s website at http://www.smics.com/website/enVersion/Press_Center/pressRelease.jsp for further details regarding the recent announcements.

CONSOLIDATED BALANCE SHEET

(In US dollars)

	As of the end of
	March 31, 2007	December 31, 2006
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$341,703,889	$363,619,731
Short term investments	79,829,802	57,950,603
Accounts receivable, net of allowances of $3,924,775 and $4,048,845 at March 31, 2007 and at Dec31, 2006 , respectively	288,026,530	252,184,975
Inventories	237,619,469	275,178,952
Prepaid expense and other current as sets	17,161,431	20,766,945
Receivable for sale of manufacturing equipments	110,136,499	70,544,560
As sets held for sale	781,985	9,420,729

Total current assets	1,075,259,605	1,049,666,495

Land use rights , net	38,005,628	38,323,333
Plant and equipment, net	3,149,255,434	3,244,400,822
Acquired intangible as sets, net	65,866,883	71,692,498
Deferred cost, net	88,296,594	94,183,034
Equity investment	12,408,090	13,619,643
Other long-term prepayments	3,748,557	4,119,433
Deferred tax as sets	31,356,917	25,286,900

TOTAL ASSETS	$4,464,197,708	$4 ,541,292,158

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2 37,134,879	$309,129,198
Accrued expenses and other current liabilities	109,059,238	97,121,231
Short-term borrowings	43,000,000	71,000,000
Current portion of promissory note	29,492,873	29,242,001
Current portion of long-term debt	170,839,010	170,796,968
Income tax payable	206,071	72,417

Total current liabilities	589,732,071	677,361,815

Long-term liabilities:
Promissory note	78,267,417	77,601,657
Long-term debt	719,697,029	719,570,905
Long-term payables relating to license agreements	15,733,116	20,326,283
Deferred tax liabilities	246,695	210,913

Total long-term liabilities	813,944,257	817,709,758

Total liabilities	$1,403,676,328	$1,495,071,573

Minority interest	37,824,139	38,800,666
Stockholders’ equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, shares issued and outstanding 18,470,365,166 and 18,432,756,463 at 2007Q1 and 2006 respectively	7,388,146	7,373,103
Warrants	32,387	32,387
Additional paid-in capital	3,295,215,798	3,288,733,078
Accumulated other comprehensive income	111,027	91,841
Accumulated deficit	(280,050,117)	(288,810,490)

Total stockholders’ equity	3,022,697,241	3,007,419,919

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,464,197,708	$4,541,292,158

CONSOLIDATED STATEMENT OF OPERATIONS

(In US dollars)

	For the three months ended
	March 31, 2007	December 31, 2006
	(unaudited)	(unaudited)
Sales	$388,284,436	$383,812,708
Cost of sales	351,344,670	364,338,733

Gross profit	36,939,766	19,473,975

Operating expenses:
Research and development	21,733,055	21,913,465
General and administrative	17,087,309	14,562,807
Selling and marketing	3,893,369	4,728,691
Amortization of acquired intangible assets	6,228,616	6,290,991
Income from sale of plant and equipment and other fixed assets	(27,220,665)	(41,733,713)

Total operating expenses	21,721,684	5,762,241

Income from operations	15,218,082	13,711,734
Other income (expenses):
Interest income	1,971,672	3,311,293
Interest expense	(15,003,379)	(14,263,257)
Foreign currency exchange gain (loss)	428,279	(7,091,494)
Other income (expenses), net	416,621	1,575,094

Total other income (expenses), net	(12,186,807)	(16,468,364)

Net income (loss) before income tax	3,031,275	(2,756,630)

Income tax credit (expense)	5,964,124	3,002,499
Minority interest	976,527	940,520
Loss from equity investment	(1,211,553)	(1,043,727)

Net income attributable to holders of ordinary shares	$8,760,373	$142,662

Net income per share, basic	0.0005	0.0000
Net income per ADS, basic	0.0237	0.0004
Net income per share, diluted	0.0005	0.0000
Net income per ADS, Diluted	0.0234	0.0004
Ordinary shares used in calculating basic income per ordinary share (in millions)	18,451	18,398

Ordinary shares used in calculating diluted income per ordinary share (in millions)	18,706	18,609

CONSOLIDATED STATEMENT OF CASH FLOWS

(In US dollars)

	For the three months ended
	March 31, 2007	December 31, 2006
	(Unaudited)	(Unaudited)
Operating activities
Net income	8,760,373	142,662

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	(976,527)	(940,520)
Gain on disposal of plant and equipment	(27,220,665)	(41,733,713)
Depreciation and amortization	173,370,422	245,364,902
Amortization of acquired intangible assets	6,228,615	6,290,991
Share-based compensation	4,996,846	5,632,158
Non cash interest expense on promissory notes	1,207,020	1,365,080
Loss from equity investment	1,211,553	1,043,728
Changes in operating assets and liabilities:
Accounts receivable, net	(35,841,556)	13,337,566
Inventories	37,559,483	(31,222,108)
Prepaid expense and other current assets	8,328,368	(2,753,096)
Accounts payable	(6,657,095)	27,419,295
Accrued expenses and other current liabilities	18,951,309	(17,425,744)
Other long term liabilities	(3,333,333)	(3,333,334)
Income tax payable	133,654	32,542
Deferred tax assets	(6,070,017)	(3,272,506)
Deferred tax liabilities	35,782	210,913

Net cash provided by operating activities	180,684,232	200,158,816

	For the three months ended
	March 31, 2007	December 31, 2006
	(Unaudited)	(Unaudited)
Investing activities:
Purchase of plant and equipment	(157,728,647)	(278,677,400)
Proceeds from government grant to purchase plant and equipment	—	2,208,758
Proceeds from disposal of plant and equipment	1,823,994	532,214
Proceeds received from sale of assets held for sale	3,963,708	1,609,274
Purchases of aquired intangible assets	(2,468,200)	(4,327,949)
Purchase of short-term investments	(48,838,238)	(60,729,572)
Sale of short-term investments	26,959,039	55,208,572

Net cash used in investing activities	(176,288,344)	(284,176,103)

Financing activities:
Proceeds from short-term borrowing	2,000,000	31,000,000
Proceeds from long-term debt	168,165
Repayment of promissory notes		(15,000,000)
Repayment of long-term debt	–	(119,931,070)
Repayment of short-term debt	(30,000,000)	(5,000,000)
Proceeds from exercise of employee stock options	1,500,918	1,296,973
Repurchase of restricted ordinary shares		14,589

Net cash used in financing activities	(26,330,917)	(107,619,508)

Effect of exchange rate changes	19,187	(69,110)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(21,915,842)	(191,705,905)
CASH AND CASH EQUIVALENTS, beginning of period	363,619,731	555,325,636

CASH AND CASH EQUIVALENTS, end of period	341,703,889	363,619,731

CLARIFICATION ON ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006

Reference is made to the announcement of the Company’s results for the year ended December 31, 2006 dated April 24, 2007 (the “Announcement”). It is noted that there were typographical errors in the following sections of the Announcement:

1.	Management Discussion And Analysis

Income Statement Data:

1.1	Total operating expense (income), net for 2005 should be $153,225 instead of $153,223

1.2	Loss from equity investment for 2004 should be $0 instead of $(1,379)

Cash Flow Data

1.3	Net cash provided by (used in) operating activities for 2006 should be $769,649 instead of $776,107

2.	Consolidated Statements of Operations: Total operating expense (income), net for 2005 should be $153,225,353 instead of $153,223,353

3.	Consolidated Statements of Cash Flows: Sale of investments held to maturity for 2004 should be $3,004,297 instead of $3,004,724

4.	Notes to the Consolidated Financial Statements

4.1	Note 3 (n) Summary of Significant Accounting Policies:

a)	Capitalization of Interest – the net of government subsidies for 2005 should be US$3,990,606 instead of US$33,990,606

4.2	Note 6 – Investments: Mutual fund for December 31, 2006

a)	Cost should be 52,866,825 instead of 57,866,825

b)	Gross unrealized gains should be $0 instead of $83,778

c)	Fair Value should be 52,866,825 instead of 57,950,603

4.3	Acquired Intangible Assets, net

The paragraph under 2005 is replaced with the following:

In addition, the Company entered into several technology, patent, and license agreements with third parties whereby the Company purchased licenses for US$23,878,489.

4.4	Note 20 – Reconciliation of Basic and Diluted (Loss) Income per Share

Delete the third paragraph after the table – “As of December 31, 2005, the Company had $306,419,133......”

4.5	Note 30 – Differences between US GAAP and International Financial Reporting Standards:

a)	An item “i) Reverse of Cumulative Effect of A Change in Accounting Principle” should be added under the following headings of the tables:

•	Net (loss) income attributable to holders of ordinary shares, IFRS adjustments for 2006 – ($5,153,986)

•	Additional paid-in capital, IFRS adjustments for 2006 – $5,153,986. Total under IFRS for 2006 should be $3,268,319,329 instead of $3,263,165,343

•	Accumulated deficit, IFRS adjustments for 2006 – ($5,153,986). Total under IFRS for 2006 should be ($268,396,741) instead of ($263,242,755)

b)	Replace cost of sales table with table below:

Cost of sales as reported under US GAAP	$1,338,155,004	$1,105,133,544	$716,225,372
IFRS adjustments
i) Recognizing an expense for share-based payment	–	3,366,722	–
l) Retrospective adjustment on adoption of IFRS 2	–	–	4,496,905

Under IFRS	$1,338,155,004	$1,108,500,266	$702,722,277

c)	Operating expense as reported under US GAAP for 2004 should be $169,598,058 instead of $176,056,422

d)	Operating expense under IFRS for 2004 should be 175,576,778 instead of 182,035,142

4.6	Note 31 – Restatement:

The following numbers should be for the year ended December 31, 2004 instead of 2005:

	As of December 31,
	2005		2004
	As Previously Reported	As restated	As Previously Reported	As restated
Consolidated Balance Sheets
Accrued expense and other current liabilities	–	–	82,857,551	76,399,187
Total current liabilities	–	–	730,329,536	723,871,172
Total liabilities	–	–	1,274,791,610	1,268,333,246
Consolidated Statements of Operations
Litigation settlement	–	–	23,153,105	16,694,741

The errors have been ratified in the Company’s 2006 Annual Report to be published and despatched to shareholders on April 30, 2007. Please note that the other numbers in the Announcement would remain unchanged.

Please note that typographical errors were also found in the Chinese version of the Announcement. Please refer to the Chinese version of the [Clarification on Announcement on the Results for the year ended December 31, 2006] published by the Company on April 26, 2007.

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and Independent Non- Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Fang Yao as Non-Executive Director of the Company; and Ta-Lin Hsu, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan, Albert Y.C. Yu and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

By order of the Board

Semiconductor Manufacturing International Corporation

Richard R. Chang

Chief Executive Officer

Shanghai, PRC

April 26, 2007

*	For identification only

Please also refer to the published version of this announcement in The Standard.